UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter and half year ended September 30, 2011

Commission File Number 001 — 33175

Sterlite Industries (India) Limited

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of India

(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road

Vile Parle East

Mumbai, Maharashtra 400-099, India

+91-22-6646-1000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Signature	4
Exhibit Index	5
Ex-99.1 Production release of Sterlite Industries (India) Limited dated October 7, 2011.

Sterlite Industries (India) Limited

Other Events

On October 7, 2011, Sterlite Industries (India) Limited (“the Company”) issued a production release announcing its production release for the Quarter and Half Year ended September 30, 2011 (the Second quarter of its fiscal year ended March 31, 2012 and for the Half year of fiscal year ended March 31, 2012). A copy of the production release dated October 7, 2011 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Production release of Sterlite Industries (India) Limited dated October 7, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: October 11, 2011

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Din Dayal Jalan
Name:	Din Dayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of Sterlite Industries (India) Limited dated October 7, 2011

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